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                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of:
U.S. Bond Index Portfolio
Liquid Assets Portfolio
Small Capital Portfolio
Cash Management Portfolio
Treasury Money Portfolio
Tax Free Money Portfolio
NY Tax Free Money Portfolio
Equity 500 Index Portfolio
Intermediate Tax Free Portfolio
Capital Appreciation Portfolio
Institutional Daily Assets Fund
Asset Management Portfolio
Asset Management II Portfolio
Asset Management III Portfolio
Small Cap Index Portfolio
Latin American Equity Portfolio
Pacific Basin Equity Portfolio
Global High Yield Securities Portfolio
EAFE Equity Index Portfolio
International Equity Portfolio
Equity 500 Index Fund (Insurance Trust)
Small Cap Index Fund (Insurance Trust)
BT Preservation Plus Portfolio (wrapped)
BT Preservation Plus Portfolio (unwrapped)
EAFE Equity Index Fund (Insurance Trust)
Institutional Treasury Asset Fund
International Small Company Equity Portfolio
Global Emerging Markets Portfolio

We have examined management's assertion about U.S. Bond Index, Liquid Assets, Small Capital, Cash Management, Treasury Money, Tax Free Money, NY Tax Free Money, Equity 500 Index, Intermediate Tax Free, Capital Appreciation, BT Investment Equity Appreciation Fund, Institutional Daily Assets Fund, Asset Management, Asset Management II, Asset Management III, Small Cap Index, Latin American Equity, Pacific Basin Equity, Global High Yield, EAFE Equity Index, International Equity, Equity 500 Index Fund (Insurance Trust), Small Cap Index Fund, BT Preservation Plus (wrapped), BT Preservation Plus (unwrapped), EAFE Equity Index Fund (Insurance Trust), Institutional Treasury Asset Fund, International Small Company Equity, and Global

Emerging Markets (the "Portfolios") compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 1998 included in its representation letter dated April 26, 1999. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998 and with respect to agreement of security purchases and sales, for the period from February 27, 1998 (the date of our last examination) through July 31, 1998:

     o Count and inspection of all securities located in the vault of Bankers Trust in New York;

     o Confirmation of all securities held by institutions in book enty form-The Federal Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

     o Confirmed all securities record-kept at banks with whom the Custodian and the Portfolios have contracted to provide sub-custodian services to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of Greece, Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and
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     o Agreed selected securities purchased and securites sold or matured since our last report from the books and records of the Portfolios to broker confirms

We believe that our examinaton provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities reflected in the investment accounts of the Portfolios are fairly stated, in all material respects.


This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purpose.


                                                  /s/ PricewaterCoopers LLP



New York, New York
April 26, 1999

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies
                    Pursuant to Rule 17f-2(17 CFR 270.17f-2)

1. Investment Company Act File Number:              Date examination completed:
        811-4760    BT Investment Funds             July 31, 1998
        811-6071    BT Institutional Funds
        811-6576    BT Pyramid Mutual Funds
        811-7547    BT Advisor Funds

2. State Indentification Number.

AL             AK             AZ             AR             CA             CO
CT             DE             DC             FL             GA             HI
ID             IL             IN             IA             KS             KY
LA             ME             MD             MA             MI             MN
MS             MO             MT             NE             NV             NH
NJ             NM             NY             NC             ND             OH
OK             OR             PA             RI             SC             SD
TN             TX             UT             VT             VA             WA
WV             WI             WY             PUERTO RICO
Other (specify):

3. Exact number of investment company as specified in registration statement:
   See 1 above.

4. Address of principal executive office: (number, street, city, state, zip code) One South Street, Baltimore MD 21202

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give the form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purpose of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.